Exhibit 99.1

Guardforce AI Awarded Advertising Contract
for its Innovative “AIoT” Robot Advertising Model in Macau

NEW YORK, NY / February 23, 2023 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security provider specializing in secured logistics, AI and Robot-as-a-Service (RaaS), today announced it has signed an Artificial Intelligence of Things (AIoT) Robot Advertising (RA) contract with a local government office in Macau to promote shows, exhibitions, and forums on approximately 165 of Guardforce AI’s robots for a total period of 20 weeks.

The AIoT RA model enables advertisers to publish advertisements on Guardforce AI’s robots and make more informed marketing decisions with data feedback from the Guardforce AI Intelligent Cloud Platform (GFAI ICP). Through the AIoT RA services, Guardforce AI has transformed its omnipresent robots into intermediaries that connect customers and advertisers under numerous service scenarios.

Guardforce AI has deployed more than 400 robots in Macau, most of which are at the entrances of office and residential buildings, restaurants, and hotels, and has been working with Macau’s local advertisement agencies, government bureaus, and exhibition companies for more than a year. Through its AIoT RA model, Guardforce AI has published ads to support the promotion of major events in Macau, such as the Macau Art Festival, China & Portugal Culture Festival in Macau, Macau International Music Festival and the Macau International Environment Co-operation Forum & Exhibition in 2022 on a total of more than 1,000 robots.

Olivia Wang, Chairwomen and Chief Executive Officer of Guardforce AI, stated, “Macau is well known as being a preferred destination for meetings, exhibitions, and conventions, making it an ideal location to showcase our innovative AIoT RA model. With the ending of the Zero-Covid policy and easing restrictions on travel, Macau has witnessed significant growth in tourism, which draws natural traffic to advertisements. Our AIoT RA model, combined with the GFAI ICP capabilities, provides many distinct advantages. These benefits include the ability to deliver interactive ads, as well as display ads based on different scenarios to better address the target audience. The ability to leverage data analytics also provides advertisers with continuous feedback, thereby making it easier to refine targeting and achieve intelligent, high-quality, and cost-effective smart advertising. We look forward to accelerated growth this year through our AIoT RA model, both in Macau and other important markets around the world.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding and transforming into an integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com